
07006741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREATIVE INVESTOR SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 BURRITTS LANDING
(No. and Street)

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WINSTON ALLEN (203)227-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN T HILL PC
(Name – *if individual, state last, first, middle name*)

5 EVERSLEY AVENUE, SUITE 206, NORWALK CT 06851
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH, D.C.
213
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WINSTON ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN T HILL PC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

PRESIDENT

Title



Notary Public

MY COMMISSION EXPIRES 9/30/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CREATIVE INVESTOR SERVICES, INC

TABLE OF CONTENTS

DECEMBER 31, 2006

Stephen T. Hill, P.C.
Certified Public Accountant
5 Eversley Avenue, Suite # 206
Norwalk, CT 06851

Telephone: (203) 838-5025
Facsimile: (203) 855-9418

Independent Auditor's Report

To the Board of Directors
Creative Investor Services, Inc
4 Burritts Landing
Westport, CT 06880

I have audited the accompanying balance sheet of Creative Investor Services, Inc (an S Corporation) as of December 31, 2006, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Investor Services, Inc at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their share of the company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

My audit was made for the purpose of forming an opinion on the financial statements of the company taken as a whole. The accompanying Focus Report-PartIIA-Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

February 22, 2007

Stephen T Hill CPA

CREATIVE INVESTOR SERVICES, INC

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Current Assets		
Cash	$ 9,847	
Total Current Assets		$ 9,847
Property & Equipment		
Fixtures & Equipment	18,132	
Accumulated Depreciation	<18,132>	
Net Property & Equipment		-0-
Total Assets		$ 9,847

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
None	$ -0-	
Total Current Liabilities		$ -0-
Long-Term Liabilities		
Loan from Shareholder	2,000	
Total Long-Term Liabilities		2,000
Total Liabilities		2,000
Stockholder's Equity		
Common Stock	1,000	
Paid In Capital	30,000	
Retained Earnings	<23,153>	
Total Stockholder's Equity		7,847
Total Liabilities & Stockholder's Equity		$ 9,847

The accompanying notes are an integral part of these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2006

Income		
Commissions	$ 2,467	
Total Income		$ 2,467
Expenses		
Permits and Licenses	25	
Legal and Accounting	2,285	
Office Expense	39	
Consulting Fees	543	
Bank Charges	307	
NASD Fees	1,095	
Total Expenses		4,294
Net Income <Loss> from Operations		<1,827>
Other Income <Expense>		
Interest Income	409	
Total Other Income <Expense>		409
Net Income <Loss> for Period before Provision for Income Taxes		<1,418>
Provision for Income Taxes		
Connecticut	250	
Total Provision for Income Taxes		250
Net Income <Loss> for Period		<1,668>
Retained Earnings - Beginning of Period		<21,485>
Retained Earnings - End of Period		$ <23,153>

The accompanying notes are an integral part of these financial statements.

CREATIVE INVESTOR SERVICES, INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash Flow Provided from Operating Activities:		
Net Income <Loss> for Period	$ <1,668>	
Net Cash Provided from Operating Activities		$ <1,668>
Cash Flow Provided from Investing Activities:		
None	-0-	
Net Cash Provided from Investing Activities		-0-
Cash Flows Provided from Financing Activities:		
Increase in Loan from Shareholder	2,000	
Net Cash Provided for Financing Activities		2,000
Net Increase <Decrease> in Cash		332
Cash Balance - Beginning of Year		9,515
Cash Balance - End of Year		$ 9,847

The accompanying notes are an integral part of these financial statements

CREATIVE INVESTOR SERVICES, INC

Notes to Financial Statements

December 31, 2006

Note 1 - Organization

Creative Investor Services, Inc

Creative Investor Services, Inc (an S Corporation) was founded to perform investment services and to be compensated for such services.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares their financial statements using the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recognized when incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. As of December 31, 2006 all property and equipment are fully depreciated.

Expenditures for maintenance and repairs are charged to expenses as incurred.

Note 3 - Cash and Cash Equivalents

The company defines all highly liquid investments with a maturity of three months or less when purchased as cash equivalents. At December 31, 2006 the carrying amount of combined cash book balances with financial institutions was $ 9,847 and the bank balance was $ 9,847.

Note 4 - Income Taxes

The financial statements do not include a provision or liability for Federal Income Taxes because the Stockholder is taxed individually on S Corporation Earnings.

Supplemental

Information

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: CREATIVE INVESTOR SERVICES INC [13]

SEC FILE NO. [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

[20]

(No. and Street)

[21] [22] [23]

(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 10/01/06 [24]

AND ENDING (MM/DD/YY) 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code)—Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 19____

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 | 99

SEC FILE NO. | 98

Consolidated | 198

Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 9847	200			$ 9847	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 9847	540	$	740	$ 9847	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes	2000	1220		1440	2000	1750
20. TOTAL LIABILITIES	$ 2000	1230	$	1450	$ 2000	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	1000	1792
C. Additional paid-in capital	30000	1793
D. Retained earnings	—	1794
E. Total	<23 153>	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 7847	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 9847	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 7847	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 7847	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 7847	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)	2%	3736	(157)	3740
10. Net Capital			$ 7690	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)		$	37
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5000	37
13.	Net capital requirement (greater of line 11 or 12)		$ 5000	37
14.	Excess net capital (line 10 less 13)		$ 2690	37
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition		$ 2000	37
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	38
19.	Total aggregate indebtedness		$ 2000	38
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 26	38
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%	38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -0-	38
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	38
24.	Net capital requirement (greater of line 22 or 23)	$ 5000	37
25.	Excess net capital (line 10 less 24)	$ 2690	39
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	39

OMIT PENN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES

For the period (MMDDYY) from 10/1/06 [3932] to 12/31/06 [393

Number of months included in this statement [393

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	393
b. Commissions on listed option transactions			393
c. All other securities commissions		1077	393
d. Total securities commissions		1077	394
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			394
b. From all other trading			394
c. Total gain (loss)			395
3. Gains or losses on firm securities investment accounts			395
4. Profit (loss) from underwriting and selling groups			395
5. Revenue from sale of investment company shares			397
6. Commodities revenue			399
7. Fees for account supervision, investment advisory and administrative services			397
8. Other revenue		129	399
9. Total revenue		$ 1206	403

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$	412
11. Other employee compensation and benefits			411
12. Commissions paid to other broker-dealers			414
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		230	4195
15. Other expenses		1507	4100
16. Total expenses		$ 1737	4200

NET INCOME

Item		Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ <531>	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ <531>	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ <368>	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE INVESTOR SERVICES

For the period (MMDDYY) from 10/1/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 8378	4240
A. Net income (loss)			(531)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 7847	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

CREATIVE INVESTOR SERVICES
CAPITAL WORKSHEET

2005 - 2006

MONTH	PAID IN CAP + COMMON STOCK	+/- AAA	+/- UTI	- FIXED ASSET + DEPOSITS	+/- YTD PROFIT/(LOSS)	CAPITAL @ 100%
JAN	33950	(27118)	2002 1417	-0-	75	8324
FEB	33950	(27118)	1417	-0-	873	9122
MAR	33950	(27118)	1417	-0-	(229)	8020
APR	33950	<27118>	1417	-0-	(479)	7770
MAY	34950	(27118)	1417	-0-	(1357)	7892
JUNE	34950	<27118>	1417	-0-	(1062)	8187
JULY	34950	<27118>	1417	-0-	<904>	8345
AUG	30450	<27118>	1417	-0-	4413	9162
SEPT	30450	<27118>	1417	-0-	4650	9399
OCT	30750	<27118>	1417	-0-	4540	9589
NOV	30750	<27118>	1417	-0-	4368	9417
DEC	31000	<27118>	1417	-0-	4216	9515
			-2006-			
JAN	31000	<22903>	1417	-0-	46	9560
FEB	31000	<22903>	1417	-0-	<23>	9491
MAR	31000	<22903>	1417	-0-	137	9651
APR	31000	<22903>	1417	-0-	<466>	9048
MAY	31000	<22903>	1417	-0-	<821>	8693
JUNE	31000	<22903>	1417	-0-	<1389>	8125
JULY	31,000	<22903>	1417	-0-	<1323>	8191
AUG	31,000	<22903>	1417	-0-	<1224>	8290
SEP	31,000	<22903>	1417	-0-	<1137>	8377
OCT	31,000	<22903>	1417	-0-	<1168>	8346
NOV	31000	<22903>	1417	-0-	<1300>	8214
DEC	31000	(22903)	1417	-0-	<1668>	7847

END